UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934*
(Amendment No. 2)*
Allied World Assurance Company Holdings, Ltd.

(Name of Issuer)
Common Shares

(Title of Class of Securities)
G0219G203

(CUSIP Number)
12/31/08

(Date of Event Which Requires filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed.
☐ Rule13d-1(b)
☐ Rule13d-1(c)
☑ Rule13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the
Act (however, see the Notes).

CUSIP No.	G0219G203	Page	2	of	5	Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) The Chubb Corporation 13-2595722

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	New Jersey

	5	SOLE VOTING POWER

NUMBER OF		9,417,755

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,417,755

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,417,755

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	18.7% of common shares.

12	TYPE OF REPORTING PERSON*

	HC

2

CUSIP No.	G0219G203	Page	3	of	5	Pages

ITEM 1(a).	Name of Issuer: Allied World Assurance Company Holdings, Ltd.

ITEM 1(b).	Address of Issuer’s Principal Executive Offices: 27 Richmond Road Pembroke HM 08 Bermuda

ITEM 2(a).	Name of Person Filing: The Chubb Corporation

ITEM 2(b).	Address of Principal Business Office: 15 Mountain View Road Warren, NJ 07059

ITEM 2(c).	Citizenship: New Jersey, U.S.

ITEM 2(d).	Title of Class of Securities: Common Shares

ITEM 2(e).	CUSIP Number: G0219G203

ITEM 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
Not applicable.

ITEM 4.	Ownership.
(a) through (c). Certain information requested hereunder is set forth under Items 5 through 9 and Item 11 of the cover page to this Schedule 13G. Of the aggregate amount of 9,417,755 common shares shown as beneficially owned by the reporting person on the cover page of this Schedule 13G, (i) 3,386,000 shares are voting common shares, (ii) 4,692,005 shares are non-voting common shares and (iii) 1,339,750 shares are non-voting common shares issuable upon exercise of a warrant held by the reporting person. A total of 2,000,000 common shares are issuable upon exercise of the warrant held by the reporting person, but the warrant is exercisable, in whole or in part, only (1) in connection with the contemporaneous sale of common shares issuable upon such exercise by the reporting person or (2) to avoid a reduction of the reporting person’s equity ownership percentage below 18.7%. Based upon the percentage of currently outstanding common shares, the number of common shares in respect of which the reporting person may currently exercise the warrant, other than for purposes of the contemporaneous sale of common shares, is 1,339,750 common shares.

CUSIP No.	G0219G203	Page	4	of	5	Pages

ITEM 5.	Ownership of Five Percent or Less of a Class. Not Applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. Not Applicable.

ITEM 8.	Identification and Classification of Members of the Group. Not Applicable.

ITEM 9.	Notice of Dissolution of Group. Not Applicable.

ITEM 10.	Certification Note applicable.

CUSIP No.	G0219G203	Page	5	of	5	Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 13, 2009

THE CHUBB CORPORATION
/s/ W. Andrew Macan
Name:	W. Andrew Macan
Title:	Vice President and Secretary